PALISADE BIO, INC.

7750 El Camino Real, Suite 5200

Carlsbad, CA 92009

August 9, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Palisade Bio, Inc. - Registration Statement – Form S-1

    File No. 333-265769, originally filed June 22, 2022, as amended

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Palisade Bio, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-1 (File No. 333-265769) (the “Registration Statement”) be declared effective on August 10, 2022, at 5:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Karen E. Deschaine and Mohammed H. Elayan of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Karen E. Deschaine of Cooley LLP, counsel to the Registrant, at (858) 550 6088, or in her absence, Mohammed Elayan at (858) 550 6127.

Sincerely,

PALISADE BIO, INC.
By:	/s/ Thomas M. Hallam
Thomas M. Hallam, Ph.D.
Chief Executive Officer

cc:	Karen E. Deschaine, Cooley LLP

Mohammed Elayan, Cooley LLP